Exhibit 4.1

PARBOND Pty Ltd

ACN 003 849 045

Trustee company for administration of the Trust established as part of the Origin Energy Executive Share Plan.

The operating Rules of the Executive Share Plan are summarised in and form part of the
TC Remuneration Policy. Please refer to that Policy for an overview and implementation summary of the Share Plan.

This document includes the following:

Notes for Executive Share Plan Members	2
Terms and Conditions of the Executive Share Plan	3
Australian Taxation Treatment of Executive Shares	5
History of Allocations, Transfers and Price Information	7

http://interweb.originenergy.com.au/polman

For internal Origin Energy use and distribution only.
Subject to employee confidentiality obligations.

11A02

Notes For Executive Share Plan Members

Participation in the Origin Energy Executive Share Plan is administered by ASX Perpetual Registrars Limited (Perpetual), on behalf of the trustee and Parbond Pty Ltd. The plan is linked to the Origin Energy Limited share register, therefore you may hold three (3) types of shares in the register:

•	Fully Paid ordinary (FP ORG Origin, FP BLD Boral)
•	Fully Paid ordinary shares under the Origin Energy Employee Share Plan (ESP)
•	Executive Shares as allocated in the books of the Origin Energy Executive Share Plan (ORGOEXE/ORGOEXEN, BLDOEXE/BLDOEXEN)

If you already have an Origin Energy share register Issuer Sponsored Holder (ISH), Holder ID Number (HIN) or Shareholder Reference Number (SRN), this will normally become your reference with respect to Executive Share Plan holdings.

Although the different types of shares are linked, it is necessary for certain aspects (not including your registered address) to be separately administered. As a consequence, you may continue to receive dividend notifications separately from those for these categories of shares. A dividend direction form is included in this document and may be used to notify or change the manner in which you receive your dividends related to your shares.

Contacts

(1)	For details regarding your shareholdings and registry details, you can use the Intranet to look on-line – please refer to pages 8-10. Alternatively, for holdings or dividend information, contact:
Parbond Pty Limited, C/- ASX Perpetual Registrars Limited
Locked Bag A14 Sydney South NSW 1232
Fax: (02) 9261 8489 General Ph: (02) 8280 7100

Shareholder Response Phone Number: (02) 8280 7155 (Please ensure that select the Operator and advise that your query is in relation to Origin Executive shares; the auto-function only applies to Fully Paid shares)

(2)	For details regarding your bonus awards, contact
Mr M P Middleton (Secretary Parbond Pty Ltd), c/- Origin Energy Ltd
Level 6, 1 King William Street, Adelaide SA 5000
Fax: (08) 8217 5707     Phone: (08) 8217 5211

History of Allocations & Transfers

(See page 7)

Executive Share Plan         Terms and conditions
Incorporating changes approved by shareholders or by Resolution of the Directors to 24 Nov 2000.

1.
Membership of the Plan is available to such Executives of Origin Energy Ltd or any of its subsidiaries (together herein called the “Origin Group”) or such companies associated with Origin Energy Ltd as the Directors of Origin Energy Limited (hereinafter called the “Directors”) shall nominate from time to time.

2.
A trust (hereinafter called the “Trust”) will be set up to hold the shares which are the subject of the Plan and a company will be appointed as trustee (hereinafter called the “Trustee”) to administer the Trust.

3.
No person shall be admitted to membership unless he or she has notified the Trustee in writing that he or she accepts the nomination to membership and agrees to the terms and conditions of the Plan and of the Trust. A person so admitted is hereinafter referred to as a “Member” of the Plan.

4.
On or before the 30th day of November in each year, Origin Energy Ltd shall pay to the Trust an amount determined by the Directors provided that in no case shall the amount paid exceed 1% of the consolidated operating profit of the Origin Energy Group before abnormal items and tax and before outside equity interests for the preceding financial year.

5.	The amount so paid will be applied by the Trustee to the acquisition of fully paid ordinary shares (hereinafter called “shares”) in Origin Energy Limited on the market.

6.	The shares so acquired will be registered in the name of the Trustee.

7.
In the books of the Trust the shares will be allocated to the Members of the plan as determined by the Directors in their absolute discretion having regard to the individual performance of each such Member and the nature and scope of his or her responsibilities.

8.	The shares held by the Trust at any one time shall not exceed a maximum of 5% of the total number of fully paid ordinary shares issued by Origin Energy Ltd.

9.
No allocation in any period of 12 months ending 30th June will be made to a Member beyond the number of shares the purchase price of which equals 10% of the pre-tax salary of that Member for that period unless the Directors otherwise specifically direct.

10.
Dividends that are received by the Trustee in respect of shares allocated to a Member shall be distributed by the Trustee to that Member to whom such shares have been allocated as soon as possible after receipt of the dividends, together with any franking credits which relate to those dividends and which may be transferred to the Member. Alternatively, the Trustee will if requested by the Member elect to participate in the Dividend Reinvestment Plan or the Bonus Share Plan in respect of those shares allocated to the Member.

11.
Should the Trustee become entitled at any time to subscribe for or purchase any ordinary shares or other securities of Origin Energy Ltd, or any ordinary share or other securities of any other company, as a consequence of the Trustee holding any shares in Origin Energy Ltd which have been allocated to a Member, the Trustee may, at its discretion without being obliged to do so, obtain the funds required to subscribe for or purchase those ordinary shares or other securities from such one or more of the following sources as are available at that time:

a)
from advances which Origin Energy Ltd, at the discretion of the Directors, might elect to make to the Trustee, which advances, and interest at the rate equivalent to the borrowing cost to Origin Energy Ltd, are to be repaid and paid out of future payments made to the Trust by Origin Energy Ltd, on terms approved by the Directors at the time such advances are made;

b)	from the proceeds of sale of rights;
c)	from any dividends held by the Trustee and which have not been distributed to Members;
d)	from external borrowings; or
e)	from payments made by or on behalf of a Member.

Shares or other securities subscribed for or purchased by the Trustee as aforesaid and shares acquired by bonus issue will be allocated to the account of each Member on whose account the shares or other securities were subscribed for or purchased or the bonus shares were received.

12.
In these terms and conditions, “Additional Shares” means any shares or securities held in the Member’s account, the entitlement to which arose as a consequence of the holding by the Trustee of shares which were allocated to the Member not less than 5 years prior to the date upon which such application is made.

13.	Any shares allocated to a Member together with any Additional Shares relating thereto, shall be transferred to the Member, or in the case of a deceased Member, to his or her personal representative:

(a)	on retirement of the Member on or after the age 62;
(b)	on the Member earlier ceasing employment with the Origin Energy Group or an associated company due to death or permanent disability; or
(c)
on a Member ceasing employment with the Origin Energy Group or any associated company in circumstances where the Directors in their absolute discretion determine that it is appropriate that the shares allocated to the Member be transferred to the Member; or

(d)	on the expiry of the period of 5 years after the date upon which the shares were allocated to the member if at that time the Member is employed by the Origin Energy Group or any associated company.”

14.	If a Member leaves the employment with the Origin Energy Group or any associated company for any reason other than as specified in clause 13, then:

a)
any shares which were allocated to the Member not less than 5 years prior to the date upon which that Member leaves the employment of the Origin Energy Group or any associated company, together with any Additional Shares relating thereto, shall be transferred to the Member, and

b)	any remaining shares, which have been allocated to the Member’s account, shall be forfeited.

Any shares, which are forfeited pursuant to the clause, shall be retained by the Trustee and may be allocated in the books of the Trust to the Members at such time as is determined by the Directors in their absolute discretion in accordance with the terms of clause 7. Any dividends or other rights to which the Trustee may become entitled prior to the allocation of any shares which have been forfeited pursuant to this clause shall be dealt with as the Trustee determines.

15.
Nothing in this Plan shall restrict in any way the right of Origin Energy Ltd to dismiss an employee or be used to increase damages in any action brought against Origin Energy Ltd in respect of an employee’s dismissal.

16.
All administrative costs and expenses relating to the Plan shall be paid by the Trustee from the amounts paid to the Trust pursuant to clause 4 prior to the application of the amounts so paid to the acquisition of shares pursuant to clause 5.

17.
Subject to the Listing Rules of the Australian Stock Exchange Limited in force from time to time, the terms and conditions of this Plan may be amended from time to time by resolution of the Directors provided that no amendment shall be made which has the effect of derogating from the rights of any Member already accrued as at the date of such amendment without the written consent of that Member and no amendment shall be made which shall extend the limits set in clauses 4 and 8 hereof without the approval of the shareholders of Origin Energy Limited in general meeting.

18.
Notwithstanding any of the other terms and conditions of the Plan, the acquisition of shares or other securities for a Director or an associate of a Director under or in connection with the Plan may only occur if the provisions of the Listing Rules of the Australian Stock Exchange Limited which are applicable in relation to such an acquisition at that time have been met.

19.	In this Plan words importing the singular number shall import the plural and vice versa and words importing any gender shall include each other gender.

20.
Clauses 12, 13 and 14 shall not apply in relation to any shares acquired by the Trustee pursuant to clause 5 with monies paid to the Trust pursuant to clause 4 after 1 July 1999 and allocated to the Members of the Plan pursuant to clause 7 (other than Members of the Plan who are resident in the United States, in respect of whom clauses 12, 13 and 14 shall continue to apply as amended pursuant to clause 21 below) and the provisions of paragraphs (a) and (b) of this clause shall apply in their place with respect to such shares:

a)
any shares allocated to a Member, other than a member who is resident in the United States, which were acquired with monies paid to the Trust after 1 July 1999, together with any other shares or securities held in the Member’s account, the entitlement to which arose as a consequence of the holding by the Trustee of those shares (“Additional Shares”), shall be transferred to the Member or, in the case of deceased Member, to his or her personal representative:

i.	As to all such shares on retirement of the Member on or after age 62;

ii.	As to all such shares on the Member earlier ceasing employment with the Origin Energy Group or an associated company due to death or permanent disability; or

iii.
As to all of such shares on the expiry of the period of 3 years after the date upon which the shares were allocated to the Member if at that time the Member is employed by the Origin Energy Group or any associated company; and

iv.
As to one half of such shares, on the termination of the Member’s employment by the Origin Energy Group or an associated company, where such employment is terminated for reasons other than those specified in subparagraphs (i) or (ii) above, within the period of three years after the date on which the shares were allocated to the Member, and as to the balance of such shares on the expiry of the period of three years after the date upon which the Shares were allocated to the Member except where the Member’s employment terminates within three years after the date upon which the shares were allocated to the Member by reason of either:

aa)
the termination by the Origin Energy Group or any associated company of the Member’s employment as a consequence of the Member’ misconduct, wilful neglect in the discharge of his or her duties, serious or persistent breach of the provisions of the terms of his or her employment or the Member being charged with a criminal offence which, in the reasonable opinion of the Directors, brings the Origin Group or an associated company into serious disrepute; or

bb)
the Origin Group or any associated company accepting the Member’s resignation in circumstances where the Directors, in their absolute discretion, determine that the Origin Group or an associated company would have been entitled to exercise an express right of termination for the reasons specified in subparagraph (aa) above;

whichever occurs first.

b)
Where the employment of a Member (other than a Member who is resident in the United States) by the Origin Energy Group or any associated company terminates within 3 years after the date upon which shares were allocated to the member in the circumstances specified in sub-paragraphs (aa) or (bb) of paragraph (a)(iv) above, the shares which were allocated to such Member within 3 years prior to the date upon which the Origin Energy Group or any associated company is terminated, together with any Additional Shares relating thereto, shall be forfeited.

Any shares which are forfeited pursuant to this clause shall be retained by the Trustee and may be allocated in the books of the Trust to the Members at such time as is determined by the Directors in their absolute discretion in accordance with the terms of clause 7. Any dividends or other rights to which the Trustee may become entitled prior to the allocation of any shares, which have been forfeited pursuant to his clause, shall be dealt with as the Trustee determines.

21.
Clauses 12, 13 and 14 will continue to apply in relation to any shares acquired by the Trustee pursuant to clause 5 and allocated to the Members of the Plan pursuant to clause 7 who are resident in the United States except that in relation to any shares acquired by the Trustee pursuant to clause 5, with monies paid to the Trust pursuant to clause 4 after 1 July 1999 and allocated Members of the Plan who are resident in the United States pursuant to clause 7, the reference to the periods of five years where appearing in clause 12 and clause 14(a) shall be references to a period of three years.

Australian Taxation Treatment Of Executive Shares

The contents of this summary are believed to be accurate but are for general information only. Origin Energy cannot provide taxation advice and you should seek independent taxation advice appropriate to your particular circumstances. Please note that this summary was last reviewed Jan 2000.
BradBeck.doc

The taxation of shares granted under the Origin Energy Executive Share Plan pursuant to Division 13A of Part III of the Income Tax Assessment Act is summarised below. The calculation of the “discount amount” which will be included in a shareholder’s assessable income is set out below.

A.	Timing of Taxation

In summary, as the shares granted under the Origin Energy Executive Share Plan will be “qualifying shares”, you will have the discount amount included as assessable income for the year in which you become entitled to have the shares transferred to you (whether or not they are transferred). This will depend upon when the shares were allocated to you and will be either:

a	Allocated On or Before 1/7/99
i.	5 years after the shares were allocated to you, or
ii.	before the expiry of 5 years from the date allocated if
•	you retire on or after the age of 62, or
•	you cease employment due to death, permanent disability or other approved circumstances.

b	Allocated After 1/7/99
i.	3 years after the shares were allocated to you; or
ii.
The year in which you cease employment with the Origin Energy Group. All shares allocated, but not transferred, to you at the time you leave Origin Energy will be taxed. Any shares not transferred to you at termination will be transferred to you as follows:

•	50% as soon as practicable after the termination time
•	The remainder 3 years after allocation; or
iii.	Before the expiry of 3 years from the date allocated if:
•	You retire on or after the age of 62, or
•	You cease employment due to death, permanent disability or other approved circumstances.

B.	Alternative – Taxation in Year Share Granted
You may elect, before lodging a tax return for the year in which the shares are allocated, to have the discount amount included as assessable income for the year in which the shares were allocated.

Making this election will render the discount fully taxable for the year the shares are allocated regardless of the restrictions on your ability to request transfer of those shares from the trustee. If you elect to be taxed on the shares in the year in which they are allocated, but the shares are subsequently NOT transferred to you, there are no rules that entitle you to a refund. You should consider the implications of this alternative carefully.

(Beware! – this election will cover all shares or options your acquire under any employee scheme in a particular year).

No $1,000 exemption

Since participation in the Plan is viewed, for taxation purposes, as discriminatory, any discount amount included in your assessable income will not be reduced by the $1,000 exemption available to certain share and option schemes.

Calculation of Taxable Discount

i.	Taxed when the shares may be transferred
The discount subject to tax depends on whether you sell the shares within 30 days of the shares vesting.
•	Disposal within 30 days
If you sell the shares within 30 days of time applicable under “A” above, you will be assessed on the amount you received from the sales of the shares. The amount received is fully taxed because no amount is paid for the shares.
•	No disposal within 30 days
If you do not sell the shares within 30 days of the time applicable under “A” above, you will be assessed on the market value of the shares on the date applicable under “A” above. As the shares are listed, the market value of the shares will be the weighted average of traded prices during the one week prior to the valuation day.

ii.	Election to be taxed when shares allocated

If an election is made to be taxed in the year the shares are allocated, the taxable discount is calculated by deducting the amount paid for the shares, if any, from the market value of the shares at the time the shares are allocated to you.

The taxable discount will equal the market value because the shares are allocated to you at no cost.

Capital Gains Tax

Taxed when shares may be transferred
•	Disposal within 30 days
-  The capital gains tax provisions do not apply in these circumstances
•	No disposal within 30 days
-  The capital gains tax cost base will be the market value of the share at entitlement date

Taxed when shares allocated
If you elect to be taxed on the discount when the shares are allocated to you, the capital gains tax cost base of the shares will, because nothing is paid for the shares, be the market value of the shares at that time.
If the shares are subsequently not transferred to you, you will incur a capital loss.

Dividends
Dividends received by the Trustee in respect of shares allocated to a member are distributed to the member. Such dividends are generally taxed in the year you receive them.

History of Allocations, Transfers and Price Information

The table below indicates the prices at which shares were acquired for the Executive Share Plan, and, where applicable, the prices at which the shares were bulk-transferred after the 5-year or 3-year holding period.

Please note that the initial acquisition price is relevant only for the determination of the number of shares to be awarded and to be allocated in the books of Parbond. The value to be used for assessable income depends upon the market value of the shares at the time at which an entitlement to have the shares transferred arises. For continuing employees, this will normally be the date of the actual bulk transfer.

Bonus Year	How Allocation of Shares was calculated at September in Bonus Year (for acquisition by December in that year)	Transfer Date and Market Value of Shares at Transfer (bulk transfer to non- terminated employees only)	Tax Return Yr (if taxed at time of bulk Transfer)

1995	Pre-demerged Boral at $3.2106	15 December 2000 – Origin $2.08 Boral $1.97	00/01

1996	Pre-demerged Boral at $3.2094	28 November 2001 – Origin $2.97 Boral $3.30	01/02

1997	Pre-demerged Boral at $3.62	Due 25.11.02	02/03

1998	Pre-demerged Boral at $2.3266	Due 30.11.03	03/04

1999	Pre-demerged Boral at $2.3609	Due 28.11.02	02/03

2000	Origin at $1.9334	Due 30.11.03	03/04

2001	Origin at $2.98	3 October 2001 – Origin $3.02	01/02

2002	Origin at $3.5112	1 December 2002 –	02/03